SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005	Commission File No. 1-31272
(Exact name of registrant as specified in its charter)

Delaware	63-0593897

(State of Incorporation)	(I.R.S. Employer Identification No.)
15 South 20 th Street
Birmingham, Alabama 35233

(Address of principal executive offices)
(205) 297-3000

(Registrant’s telephone number)

COMPASS BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2005 and 2004

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

Page
Report of Independent Registered Public Accounting Firm	1 - 2

Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5 - 12

Supplemental Schedules
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	13
Schedule H, Line 4(j) — Schedule of Reportable Transactions	14
EX-23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EX-23.2 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NOTE:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Compass Bancshares, Inc. Employee Stock Ownership Plan
We have audited the accompanying statements of net assets available for benefits of the Compass Bancshares, Inc. Employee Stock Ownership Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2004 were audited by other auditors whose report dated June 24, 2005, expressed an unqualified opinion on those financial statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of any plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Dixon Hughes PLLC
Birmingham, Alabama
June 23, 2006

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Compass Bancshares, Inc. Employee Stock Ownership Plan
In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Compass Bancshares, Inc. Employee Stock Ownership Plan (the “Plan”) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets available for benefits presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Birmingham, Alabama
June 24, 2005

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS

Cash	$1,024,100	$1,078,239

Investments, at fair value (Note 3)
Compass Bancshares, Inc. common stock	232,279,457	240,285,639
Money market funds	5,294,241	5,437,559
Common collective trusts funds	35,294,264	31,780,321
Mutual funds	57,711,881	44,441,676
Participant loans	6,133	8,823

	330,585,976	321,954,018

Dividends and interest income receivable	1,719,415	1,896,757
Employer contributions receivable	1,915,194	1,595,283
Other assets	—	13,320

TOTAL ASSETS	335,244,685	326,537,617

LIABILITIES

Due to broker	842,628	1,151,947
Dividends payable to participants	511,061	509,244
Excess contributions payable	371,804	—
Other payables	70,160	—

TOTAL LIABILITIES	1,795,653	1,661,191

NET ASSETS AVAILABLE FOR BENEFITS	$333,449,032	$324,876,426

The accompanying notes are an integral part of these financial statements.	Page 3

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
INVESTMENT INCOME
Dividends on Compass Bancshares, Inc. common stock	$6,661,021
Other dividends and interest	2,646,816
Common collective trust income	1,387,154
Net appreciation in fair value of investments (Note 3)	1,039,875

NET INVESTMENT INCOME	11,734,866

CONTRIBUTIONS
Participant	18,811,597
Employer	7,247,407

TOTAL CONTRIBUTIONS	26,059,004

TOTAL ADDITIONS	37,793,870

DEDUCTIONS
Fees and Expenses	3,263
Distributions to participants	29,218,001

TOTAL DEDUCTIONS	29,221,264

NET INCREASE	8,572,606

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	324,876,426

END OF YEAR	$333,449,032

The accompanying notes are an integral part of these financial statements.	Page 4

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 — DESCRIPTION OF PLAN
The following description of the Compass Bancshares, Inc. Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution pension plan for the benefit of employees of Compass Bancshares, Inc. (the “Employer”), which provides participants with 401(k) and employee stock ownership (“ESOP”) options. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Nationwide Trust Company, FSB, serves as trustee to the Plan. The 401k Company serves as recordkeeper to the Plan.
Eligibility and Participant Contributions
Employees are eligible to participate in the SmartInvestor-401(k) provision of the Plan beginning on their date of employment. Participants become eligible for employer matching contributions on the first day of the month coinciding with or following completion of one year of service.
Effective for Plan years beginning on or after January 1, 2001 and ending on December 31, 2003, employees who had not previously made a salary deferral election during their first year of service were automatically enrolled in the Plan at a contribution rate of 3% of eligible pay upon attaining eligibility to receive employer matching contributions unless the employee waived enrollment or elected a different contribution rate. Effective for Plan years beginning on or after January 1, 2004, employees who do not have a salary deferral election in effect are automatically enrolled in the Plan twelve months after their employment or reemployment date at a contribution rate of 3% of eligible pay, unless the employee waives enrollment or elects a different contribution rate.
Effective January 1, 2004, participants may elect to defer up to 25% of their compensation to the Plan. Participants may allocate their contributions, in multiples of 1%, to the various investment options of the Plan. The Plan also provides participants with the option to reinvest cash dividends in the common stock of the Employer or elect to receive pass-through cash dividends.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 — DESCRIPTION OF PLAN (Continued)
Employer Contributions
The Employer, in its sole discretion, may make matching contributions in an amount determined by the Board of Directors of the Employer under the 401(k) provisions of the Plan.
Effective January 1, 2003, participants who elected to continue their participation in the Compass Bancshares, Inc. Retirement Plan under special election available in 2002, and employees of affiliates, or divisions of affiliates, that are predominantly engaged in the business of a commercial insurance agency or an investment management firm, are eligible for regular employer matching contributions, which are 100% of the first 2% of eligible pay contributed to the Plan.
For all other participants in the Plan, regular employer matching contributions are granted based on years of service according to the following schedule:

Years of Service:	Employer Matching Contribution:
Less than 1	None
1 — 3	100% of the 1st 2% of compensation contributed
4 — 7	125% of the 1st 2% of compensation contributed
8 or more	150% of the 1st 2% of compensation contributed
On December 31, 2002, for purposes of the service-based match noted above, participants are credited with their years of benefit service under the Compass Bancshares, Inc. Retirement Plan on December 31, 2002, if any, (without regard to whether the participant became a participant in the Compass Bancshares, Inc. Retirement Plan) under a special election option. From January 1, 2003 forward, participants are credited with a year of service on each employment anniversary date (based on the employee’s most recent hire or re-hire date).
The Employer, in its sole discretion, may make an additional contribution to the SmartInvestor 401(k) provision of the Plan, which would be allocated to participants employed on the last day of the Plan year and would be equal to 100% of the first 1% in excess of 2% — 3% of eligible pay contributed to the Plan. This additional contribution to the Plan was made for both of the years ended December 31, 2005 and 2004. Also, if the Employer’s earnings reach a targeted amount, the Employer may also elect to make a contribution to the ESOP provision of the Plan. The Employer’s earnings did not reach the targeted amount for the years ended December 31, 2005 or 2004 and contributions were not made under the ESOP provision of the Plan.
All Employer matching contributions and ESOP contributions are made in Compass Bancshares, Inc. common stock.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 — DESCRIPTION OF PLAN (Continued)
Investment Options
The Plan provides for separate investment programs, which allow participants to direct their investing among different investment options. The Plan offers six mutual funds, one money market fund, two common collective trust funds and common stock of the Employer as separate investment options for participant contributions to be allocated. The Company also has one additional money market account but it is not available to participants. It is used solely by the administrator when transferring and/or holding funds.
Diversification Rights
During 2004, the Plan was amended to provide diversification rights for participants attaining the age of 55 and having contributed 10 years of participation in the Plan. These diversification rights include the right to elect a distribution or a transfer to any of three investment funds (as determined by the Retirement Committee of the Employer). The distribution or transfer may consist of at least 25% of the number of shares of Compass Bancshares, Inc. stock credited to the restricted portion of the eligible participant’s account. The effect of this amendment had no material impact on the financial statements contained herein.
Vesting
Participants hired on or before December 31, 2000 have a fully-vested and nonforfeitable interest in the portion of their accounts attributable to their elective contributions, rollovers and the Employer’s matching contributions, including earnings thereon. Participants hired on or after January 1, 2001 have a fully vested and nonforfeitable interest in the portion of their accounts attributable to their elective contributions and rollovers and maintain a vested interest in amounts attributable to the Employer’s matching contributions based on length of service as follows:

Vesting
Years of Service:	Percentage
Less than 1	0%
1	33%
2	67%
3 or more	100%
Participants acquire a vested interest in amounts attributable to the ESOP provision of the Plan based on total length of employment in the following incremental service terms:

Vesting
Years of Service:	Percentage
Less than 5	0%
5 or more	100%
Effective January 1, 2003 and for Plan years beginning on or after January 1, 2003, for purposes of determining vesting years of service, all continuous service from the most recent hire date with a predecessor employer will be treated as service with the Employer if such employee was employed by the predecessor employer on the merger or acquisition date.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 — DESCRIPTION OF PLAN (Continued)
Rollovers
The Plan document provides the Retirement Committee of the Board of Directors of Compass Bancshares, Inc. with the authority to accept rollovers into the Plan. Effective January 1, 2003, the Retirement Committee authorized the Plan to allow a participant to transfer the balance of a separate, qualified plan into the participant’s account in a tax-free transaction, provided the transfer meets the criteria set forth by the Internal Revenue Code (“IRC”) and applicable Treasury Department Regulations.
Forfeitures
At the end of the plan year in which the participant incurs five consecutive one-year breaks in service, as defined in the Plan document, for any reason other than permanent disability, death, or normal retirement, and is not 100% vested in the Employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts are used to reduce future employer matching contributions to the Plan. Approximately $427,000 and $460,000 were available at December 31, 2005 and 2004, respectively, to reduce future employer matching contributions.
Distribution of Benefits
Upon retirement, disability, or death, participants become fully vested in their account. Upon termination of employment, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account or may transfer such amount to a separate, qualified plan. The form of payment is a lump-sum distribution.
Withdrawal Provisions
Participants may request that all or part of their accounts attributable to elective contributions, adjusted for gain or loss thereon, be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a participant in this fashion is taxable and may not be repaid to the Plan.
Participant Loans
The Plan is prohibited by the Plan document to make loans to participants. The loans held by the Plan are included as the result of prior mergers or acquisitions executed by the Employer, whereby the participants in the predecessor employer’s plan had loans outstanding and were able to transfer the holdings at the time of acquisition into the Plan. The participant loan balances included as a part of investments on the statements of net assets available for plan benefits, were $6,133 and $8,823, as of December 31, 2005 and 2004, respectively.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.
Investments
Money market funds, mutual funds, and Compass Bancshares, Inc. common stock are valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the Plan year as reported by the principal securities exchange on which the security is traded. Common collective trusts are valued daily by the fund’s trustee and adjusted annually to audited amounts.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Realized gains and losses on mutual funds are calculated using the average cost method. Realized gains and losses on Compass Bancshares, Inc. common stock are calculated using historical cost.
The Plan presents in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments.
Administrative Fees
The Employer pays certain administrative expenses on behalf of the Plan. The Employer, in its sole discretion, may elect for participants to pay these fees through reductions to participant accounts. No such fees were paid from participant accounts in the Plan years ended December 31, 2005 and 2004.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)
Excess Contributions
The Company had $371,804 in excess contributions for the 2005 Plan year. This money was distributed to participants on March 1, 2006.
Reclassifications
Certain 2004 balances have been reclassified to conform with 2005 presentation. The reclassifications had no effect on net assets or the changes in net assets.
NOTE 3 — INVESTMENTS
The investments of the Plan at December 31, 2005 and 2004 are summarized as follows:

	Fair Value
	2005	2004
Common stock
Compass Bancshares, Inc. *	$232,279,457	$240,285,639
Money market funds
Alliance Bernstein Capital Reserve	—	8,163
Expedition Money Market Fund*	—	5,429,396
Federated Capital Reserves	13,327	—
Financial Square Prime Obligations	5,280,914	—
Mutual funds
AIM Mid Cap Core Equity Fund	3,571,679	3,020,910
Dodge & Cox Stock Fund	19,035,803	14,449,732
EuroPacific Growth Fund	10,928,004	7,750,384
Expedition Bond Fund	—	7,174,398
Legg Mason Batterymarch US Small Cap Equity Fund	5,603,204	4,251,316
Goldman Sachs Core Fixed Income Fund	8,174,291	—
The Growth Fund of America	10,398,900	7,794,936
Common collective trusts
SEI Stable Asset Fund	24,165,667	20,199,403
State Street S&P 500 Index Fund	11,128,597	11,580,918
Loans to participants	6,133	8,823

	$330,585,976	$321,954,018

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 3 — INVESTMENTS (Continued)
For the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) had net appreciation (depreciation) in fair value as follows:

Compass Bancshares, Inc. common stock*	$(2,125,351)
Mutual funds and other	3,165,226

Net appreciation in fair value of investments	$1,039,875

The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2005 and 2004:

	Fair Value
	2005	2004
Common stock
Compass Bancshares, Inc.*	$232,279,457	$240,285,639
Other
SEI Stable Asset Fund	$24,165,667	$20,199,403
Dodge & Cox Stock Fund	$19,035,803	N/A

*	A portion of this investment is nonparticipant-directed (Note 4).
NOTE 4 — NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	2005	2004
ASSETS
Investments, at fair value
Compass Bancshares, Inc. common stock	$184,232,088	$190,800,686

Dividends and interest income receivable	1,337,454	1,225,092
Employer contributions receivable	1,915,194	1,595,283

LIABILITIES
Dividends payable to participants	(428,338)	(425,728)

NET ASSETS AVAILABLE FOR BENEFITS	$187,056,398	$193,195,333

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 4 — NONPARTICIPANT-DIRECTED INVESTMENTS (Continued)

INVESTMENT INCOME
Dividends on Compass Bancshares, Inc. common stock	$5,292,309

Net depreciation in fair value of investments	(3,329,049)

CONTRIBUTIONS
Total employer contributions	7,247,407
Distributions/transfers to participants	(15,349,602)

NET DECREASE	(6,138,935)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	193,195,333

END OF YEAR	$187,056,398

NOTE 5 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested and the net assets available for benefits would be distributed to the participants.
NOTE 6 — TAX STATUS
The Internal Revenue Service issued a determination letter dated March 26, 2003 stating that the Plan, as amended through December 27, 2001, was designed in accordance with applicable Internal Revenue Code (“IRC”) requirements. Although the Plan has since been amended, the Plan administrator and the Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and continues to be tax-exempt at December 31, 2005 and 2004.
NOTE 7 — RELATED PARTY TRANSACTIONS
During 2005 and 2004, all trustee fees and expenses were paid by the Employer on behalf of the Plan.
NOTE 8 — RISKS AND UNCERTAINTIES
The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. The Plan is subject to concentration risk due to the significant level of investment in common stock of the Employer. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

SUPPLEMENTAL SCHEDULES

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date, rate
	Identity of issue, borrower,	of interest, collateral, par,		Current
	lessor, or similar party	or maturity value	Cost	value
*	Compass Bancshares, Inc.	Common stock (non-participant directed); 3,818,282 shares, $2 par value	$126,422,980	$184,232,088
*	Compass Bancshares, Inc.	Common stock (participant directed); 995,800 shares, $2 par value	**	48,047,369

		Sub-total		232,279,457

	Financial Square Prime Obligations	Money market — 5,046,943 units	**	5,280,914
	Federated Capital Reserves	Money market — 13,327 units	**	13,327

		Sub-total		5,294,241

	Goldman Sachs Core Fixed
	Income Fund	Mutual fund — 825,686 units	**	8,174,291
	Dodge & Cox Stock Fund	Mutual fund — 138,725 units	**	19,035,803
	AIM Mid Cap Core Equity Fund	Mutual fund — 122,067 units	**	3,571,679
	The Growth Fund of America	Mutual fund — 337,079 units	**	10,398,900
	Legg Mason Batterymarch US Small Cap Equity Fund	Mutual funds — 510,310 units	**	5,603,204
	EuroPacific Growth Fund	Mutual fund — 265,888 units	**	10,928,004

		Sub-total		57,711,881

	State Street S&P 500 Index Fund	Common collective trust - 341,044 units	**	11,128,597
	SEI Stable Asset Fund	Common collective trust - 24,165,667 units	**	24,165,667

		Sub-total		35,294,264

	Participant/Beneficiary Loans	Loans made to participants or beneficiaries under the plan 8.25%		6,133

				$330,585,976

*	Represents a party-in-interest

**	Cost of participant-directed investments is not required.

COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4(j) — SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2005

(a)	(b)	(c)	(d)	(g)	(h)	(i)
	Description of				Current
	asset (include				value of
	interest rate and				of assets on
Identity of	maturity in case	Purchase	Selling	Cost	transaction	Net gain
party involved	of a loan)	price	price	of asset	date	or (loss)
Series of Transactions:
Compass Bancshares, Inc.	Common Stock	$11,740,575	$21,823,878	$17,595,354	$21,823,878	$4,228,524

NOTE:	Information required in columns (e) and (f) is not applicable.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Dated: June 29, 2006

COMPASS BANCSHARES, INC.

	By:	/s/ Kirk P. Pressley

Kirk P. Pressley Chief Accounting Officer

Exhibit Index

Exhibit No.	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm